07021580

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 4D – Half Year Report"

SUPPL

Released: 20 February 2007

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Pages: 45
(including this page)

SEC MAIL
RECEIVED
PROCESSING
MAR 05 2007
WASH., D.C.
213
SECTION

FILE NO: 082-01711

Fosters Brewing

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jane.dowsey@fostersgroup.com or
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FAXED. 20/2/07.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2006

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2006.

				$m
Total operating revenue	up	4.1%	to	$2,471.8
Net profit for the period attributable to members	up	90.1%	to	$553.5

Dividends	Amount per security	Franked amount per Security at 30% tax
Interim dividend	10.75¢	10.75¢
Previous corresponding period	9.75¢	9.75¢
Record date for determining entitlements to the dividend	7 March 2007	
Other information		
Net tangible asset backing	$0.63 per share (2005: $0.05 per share)	

Further information:

Chris Knorr
Tel: +61 3 9633 2685
Mob: 61 417 033 623

Foster's Group Limited
Financial Report for the six month period ended 31 December 2006

Contents

FOSTER'S
GROUP

20 February 2007

FOSTER'S FIRST HALF EARNINGS UP 11%

- Net profit after tax pre significant items up 11% to $363 million
- Net profit after tax up 90% to $554 million
- Earnings per share pre significant items up 10.4% to 18 cents per share
- Earnings per share pre significant items & SGARA increased 12.9% to 18.4 cents
- Net sales revenue up 3.5% to $2.4 billion
- Off-market share buy-back of up to $400 million
- Interim dividend up 10.3% to 10.75 cents per share

Results Summary - Foster's Group Limited results for the 6 months ended 31 December 2006

	H1 07 $m	H1 06 $m	% Change
Net Sales Revenue (NSR)	**2,367.8**	2,288.6	3.5
SGARA	**(11.4)**	(1.4)	>100.0
EBIT	**601.8**	564.2	6.7
Continuing Business Net Profit After Tax	**352.2**	307.2	14.6
Discontinued Business Net Profit After Tax	**11.1**	20.0	(44.5)
Net Profit After Tax before significant items	**363.3**	327.2	11.0
Significant Items After Tax - Continuing Business	**-**	(36.6)	(100.0)
Significant Items After Tax– Discontinued Businesses	**190.2**	0.5	>100.0
Significant Items After Tax	**190.2**	(36.1)	
Net Profit After Tax	**553.5**	291.1	90.1
Operating Cash Flow pre interest and tax (OCFPIT)	**465.1**	540.1	(13.9)
EBIT / NSR (%)	**25.4**	24.7	0.7 pts
OCFPIT / EBITDAS %	**68.1**	84.7	(16.6) pts
Earnings Per Share before significant items & SGARA	**18.4**	16.3	12.9
Earnings Per Share before significant items (cents)	**18.0**	16.3	10.4
Earnings Per Share (cents)	**27.4**	14.5	89.0

CEO Comments

Foster's Chief Executive Officer, Trevor O'Hoy said:

"Strengthening global sales revenues drove a solid first half result for Foster's.

"Net profit pre significant items was up 11% to $363 million.

"First half earnings growth accelerated with earnings per share prior to significant items and SGARA increasing 12.9% to 18.4 cents.

"Reported net profit increased 90% to $554 million on the back of solid underlying business performance and a $190 million profit from divestments.

"Constant currency revenue of Foster's top 10 brands grew by 5.9% with the Americas and European businesses returning to strong growth.

"Of our global wine brands, Beringer, Lindemans, Penfolds and Wolf Blass, performed strongly and the Rosemount relaunch commenced in Australia and the UK in November.

"In our Australian beer business, Crown and Corona remain Foster's top premium performers while Pure Blonde and Carlton Draught continue their extraordinary growth.

"18 months on from the Southcorp acquisition, the integration is now substantially complete.

"Synergy savings, however, have been partially offset by temporary costs related to additional complexity at new wine packaging facilities and in Australian wine export logistics.

"Refining our route-to-market model in Australia remains critical.

"We are committed to Australian multi-beverage and we have most aspects of the model right, however, we are continuing to evolve the sales structure to leverage specialist wine skills and improve customer service levels.

"We are comfortable with current grape and wine supply for the 2007 vintage and expect all key vintage 2007 product requirements to be met.

"We are confident in the timing of asset sale proceeds and our ability to generate strong operating cash flows. As a result, we have announced an off-market share buy-back of up to $400 million this morning.

"Factoring in the cash requirements of the buy-back, we remain on track to reduce net debt to less than $3 billion by June 2008.

"Sustained brand investment, improving route-to-market models and operating efficiencies will drive accelerating earnings growth in the second half, and for the full year.

"Announced asset sales programs are progressing well with the sale of Pallhuber completed during the period, and the disposal of the remaining Wine Clubs and Services businesses expected this financial year.

"Foster's has declared an interim dividend of 10.75 cents per share, up 10.3%."

HALF YEAR HIGHLIGHTS

- Earnings per share before significant items increased 10.4% to 18 cents. Earnings per share before significant items and SGARA increased 12.9% to 18.4 cents.
- Global wine volume increased 3.1% and revenue increased 4.9% (5.3% constant currency). Growth in Europe Middle East and Africa (EMEA) and the Americas was strong with momentum improving through the first half.
- In Australia, beer, cider and spirits (BCS) continue to perform well with revenue up 3.2% and net sales revenue per case up 4.1%.
- Southcorp integration activities are substantially complete. Increased complexity in wine packaging and Australian export logistics, however, will partially offset Southcorp synergy benefits for the remainder of fiscal 2007.
- The Australian multi-beverage route to market model continues to evolve but negatively impacted first half performance in Australian wine. Initiatives have been implemented in the first half to deliver the required improvements in sales capability and customer service.
- An increased capital management program will return up to $400 million of surplus capital to shareholders.
- The divestment of the Pallhuber business was completed during the period.

Continuing business EBIT increased 6.7% (6.9% constant currency) to $601.8 million.

- In the Australia, Asia and Pacific (AAP) region EBIT increased 2.5% to $442.2 million. In Australia EBIT prior to SGARA (EBITS) increased 5.7% with good growth in beer and cider, modest growth in spirits/RTDs, while wine earnings were below the prior period.
- In the Americas EBIT increased 16.6% (19.1% constant currency) to $143.1 million and EBITS increased 20.5% (23.0% constant currency). Earnings momentum improved through the half with innovation and new product development to accelerate in the second half.
- In EMEA, EBIT increased 9.9% (4.6% constant currency) to $38.7 million. Earnings benefited from successful promotional programs with major UK retailers, successful product innovation and continued strong growth in Continental Europe.
- An $11.4 million pre-tax SGARA charge was reported in the first half reflecting the impact of adverse Australian climatic conditions on the 2007 grape harvest.

Continuing Business Operating Cash Flow prior to interest and tax (OCFPIT) was $465.1 million.

- Continuing business OCPFIT/EBITDAS pre significant items declined 16.6 points to 68.1% reflecting the timing of Australian beer sales through December and wine shipments in November and December. These timing issues have reversed in January
- Net capital expenditure was $56.9 million, $11.5 million below the prior period.
- Directors have declared an interim dividend of 10.75 cents per ordinary share fully franked, an increase of 10.3% on the 2006 interim dividend.

HALF YEAR REVIEW

On a continuing business basis, Foster's earnings growth accelerated. Net profit before significant items increased 14.6% to $352 million and earnings per share before significant items and SGARA increased 12.9% to 18.4 cents per share. EBITS margins increased 1.2 points to 25.9%.

In the Americas and EMEA regions Foster's is performing well with momentum improving through the first half and a strong product innovation pipeline in place. Within the AAP region, beer in Australia continues to perform well, however wine performance was disappointing. Foster's is committed to multi-beverage in AAP and most aspects of the model remain on track. However, the model continues to evolve, with increasing focus on wine sales capabilities. Foster's remains confident that multi-beverage will deliver the anticipated improvements in customer service and efficiencies.

Southcorp integration activity was substantially completed in the first half. Foster's continues to expect to realise all anticipated Southcorp integration synergies and other wine supply efficiency benefits. However additional costs to overcome initial complexity in Australian wine export logistics and packaging and, delays and higher commissioning costs at Napa Bottling Centre (NBC) are expected to partially offset these anticipated production benefits over the next 6 to 9 months.

REVENUE GROWTH

Continuing business net sales revenue increased 3.5% (constant currency 3.8%) to $2,367.8 million.

In Australian beer, revenue growth was solid; up 4.3% on the prior period, with Crown, Carlton, Pure Blonde and Corona leading the way.

The premium wine category globally continues to show attractive growth characteristics. In each of Foster's major markets, premium Australian, Californian and Italian wines are key drivers of wine category growth.

Foster's performance in the global premium wine category is improving with 10.5% volume growth in the Americas and EMEA offsetting volume declines of 10.5% in the AAP region. Foster's global wine volume increased 3.1% with net sales revenue up 4.9% (5.3% constant currency). Beringer, Lindemans, Penfolds and Wolf Blass performed strongly while Rosemount volume declined 15.5% prior to the completion of the global relaunch. Excluding Rosemount, Foster's global wine volume increased 4.7% and constant currency net sales revenue increased 8.0%.

Foster's continues to invest behind its core brands with global advertising and promotional (A&P) spend remaining around 9% of net sales revenue.

Innovation and new product development remain key growth drivers. The launch of Lindemans Chilean and South African labels and Lindemans Winemakers' Release in the UK drove 14% growth in the brand. Rosemount was re-launched in the UK in November and consumer and customer response has been encouraging. The new Rosemount package was released in Australia in November and previous vintage inventories have now largely been cleared. In the second half the Rosemount relaunch in Australia will be supported by increased A & P investment.

Australia, Asia and Pacific

In Australia, Foster's is evolving its multi-beverage model to increase flexibility and sales capability, while continuing to capture service and efficiency benefits.

To improve sales execution and customer responsiveness, Foster's implemented a dual National sales structure, effective January 2007. Wine performance trends in December and January are encouraging with net sales revenue ahead of the prior period for those two months.

Initiatives to increase Australian wine sales focus include the development of specialist wine and premium on-premise sales teams to complement the core multi-beverage sales force. In addition, increased investment in sales strategy, planning and customer management capability is also underway. The additional specialist sales teams are being implemented progressively and will be in place nationally by the end of February.

Foster's continues to evolve its Australian multi beverage service platform with simplified customer transaction processes and streamlined ordering, invoicing, collection and payments. In Western Australia and South Australia Foster's has established multi-beverage distribution centres and as the Australian logistics transformation project is competed over the next 12 months, "one delivery" capability will be become available to most customers nationally.

Increased investment in customer service combined with business simplification initiatives are delivering improvements in Australian key customer service performance metrics. BCS "In Full On Time" (IFOT) deliveries remain excellent and wine IFOT deliveries reached target levels in December. Wine out-of-stocks are substantially below the prior period with simplified procedures now in place to resolve these issues.

Foster's continues to invest behind its core brand portfolio and insights capability in the AAP region with A & P spend remaining similar to the prior period. Portfolio simplification and brand prioritisation is underway across the Foster's Australia portfolio, with product development priorities established and trade investment increased.

Americas

The Americas region continues to grow as a strong premium wine market for Foster's. In particular, the US remains one of the fastest growing premium wine markets globally. The US market is growing across all premium price segments and across both Californian and imported wines. Latest industry estimates are that the 2006 Californian vintage was approximately 3.1 million tons, 17% below the 2005 vintage. Californian wine industry inventories remain balanced.

Market integration activity completed in fiscal 2006 has provided Foster's with strong growth capabilities. Relationships with distributor partners are good and Foster's is continuing to invest in sales capability such as proprietary store level depletions tracking, purchase level consumer insights and enhanced sales promotion analysis tools.

Foster's is now delivering a sustainable, consumer and customer driven program of innovation. In the December quarter, Foster's launched Beringer Third Century at the $US10-14 price point and, Bohemian Highway, a Californian lifestyle product positioned at the $US6-8 price point. Lindemans South African and Yellowglen Pink sparkling were also successfully launched in the first half as Foster's continues to focus on delivering consumers the highest quality and best range of products in each price point.

EMEA

Foster's has built a strong foundation for sustainable growth in the EMEA region.

The distribution reach of the combined Beringer Blass and Southcorp brand portfolio has increased across the region. In the UK, relationships with major retailers are strengthening and promotional programs are in place for the second half. Foster's is also investing to develop the convenience and on-premise channels. In Continental Europe, Foster's is partnering with the leading Nordic distributor Vin & Spirit, and is consolidating its distribution in Ireland through strong local distributor, Edward Dillon & Co.

Wolf Blass performance remains strong and continues to be supported by product innovation and A & P. Lindemans is showing substantial improvement with the launch of Lindemans Winemakers Release at an average price of approximately £4, re-invigorating the brand in the UK. While it remains early days for the relaunch of Rosemount, consumer and customer response in the UK has been strong, with AC Nielsen data indicating Rosemount volumes increased approximately 15% in December and January.

Targeted innovation is increasing our participation in new categories and consumer profit pools. Source country diversity is increasing with product innovation and sales focus delivering strong Beringer volume growth in the first half. In the second half, Foster's will enter the Italian and Chilean categories with the launch in the UK of Gabbiano and Lindemans Chile.

SUPPLY EFFICIENCY

The global supply network provides the scale and cross-border capability to source raw materials in response to our goal of satisfying customer and consumer demand. The supply model is facilitating increased global co-operation, the adoption of best practice and is improving transparency and control.

Foster's BCS supply function is performing well. Mix adjusted unit Cost of Goods Sold (COGS) increases are tracking at the lower end of our fiscal 2007 guidance range of between 3-5%.

Southcorp integration activity was substantially completed in the period and the anticipated benefits are being captured in procurement, vineyard operations, winery operations and Australian logistics, and are contributing favourably to wine COGS.

Additional costs are, however, being incurred to overcome initial integration complexity in Australian wine export logistics and at the Wolf Blass Packaging Centre (WBPC) and, as a result of delays in commissioning and initial operating inefficiencies at the Napa Bottling Centre (NBC). Recovery programs are in place and are delivering improvements in operational and financial performance. These additional costs are expected to be eliminated over the next 6 to 9 months and the anticipated supply synergy and efficiency benefits are expected to be realised during fiscal 2008.

Inefficiencies at both packaging facilities and in Australian wine export logistics resulted in costs being approximately $20 million higher than anticipated during the first half. In the second half Foster's expects the cost impact of these inefficiencies to be approximately $10 million and in first half of fiscal 2008 Foster's expects the cost impact to be less than $10 million.

Wine Packaging Consolidation

In the first half Foster's consolidated its global wine packaging activities to 3 primary facilities – Lindemans Karadoc and the WBPC in Australia and, the NBC in California.

Foster's completed an upgrade of the Karadoc bottling facility in fiscal 2006 and performance has been in line with expectations.

The commissioning of the NBC has allowed the consolidation of the majority of our Californian wine packaging to a single site. Packaging activities commenced at NBC approximately four months later than anticipated and production efficiency on one of the four bottling lines has been below expectations through commissioning and in initial operations. Foster's expects NBC to be running at targeted efficiency levels within 6 to 9 months.

The WBPC is the largest wine packaging facility in Australia and Foster's primary packaging facility for Australian export wine. The first stage of the WBPC was commissioned in fiscal 2006. The second stage of the WBPC was commissioned in July 2006 and included the integration of the majority of Southcorp's Australian wine export products and, the re-location of packaging activities from Merbein and Smythesdale.

The consolidation of packaging activity at WBPC resulted in a significant increase in complexity in wine logistics and proliferation of bottle types, labels and short bottling runs. System and process re-engineering is improving performance at WBPC and Foster's expects to reach targeted efficiency levels within the next 6 to 9 months.

Wine Export Logistics and Warehousing

In the first half Foster's integrated the Southcorp and Beringer Blass wine export logistics functions. Initial integration complexity and, inefficiencies at the WBPC and Foster's container packing facilities in Adelaide resulted in sub optimal container utilisation, additional transport, handling and warehousing costs and higher finished goods inventories.

Foster's is refining its wine export systems and processes and remains confident all synergy benefits anticipated from the integration of export logistics will be realised within the next 6 to 9 months.

Grape and Wine Supply

Foster's adjusts its committed grape and wine supply arrangements in order to balance risk and deliver appropriate returns while maintaining access to grapes and wine to make great wines.

In the 2006 Californian vintage, Foster's continued to re-align its intake from the North Coast and Central Californian regions while maintaining an overall balanced inventory position.

In Australia, at this early stage of Vintage 2007, Foster's expects adverse climatic conditions including frost and drought will reduce the total Australian wine grape harvest by up to 40%, which is in line with recent industry estimates. Foster's currently expects a similar decline in grape production from its owned vineyards.

Foster's has secured the vast majority of its 2007 Australian vintage requirements. In anticipation of a decline in Australian wine grape production in the 2007 vintage, Foster's implemented risk mitigation plans with existing grape and wine suppliers and has proactively signed additional grape and wine supply agreements. However based on current estimates, Foster's expects some regional and varietal shortages.

The 2007 Australian vintage is expected to move the Australian wine industry toward supply / demand balance earlier that previously expected. Foster's expects a reduction in the Australian wine industry surplus inventory will create a more attractive environment for premium branded Australian wine producers, and provides the likelihood of stronger margins within the next few years. The timing of margin expansion opportunities will, however, depend on current levels of industry wine inventory, and growing conditions in the lead up to the 2008 vintage.

Grape and wine prices are expected to increase in the 2007 vintage and, while the precise impact remains unclear, it may result in some increases in COGS emerging in late fiscal 2008. In addition, lower anticipated grape production from Foster's owned vineyards has resulted in an $11.4 million pre-tax SGARA charge being reported in the first half. Foster's currently expects a pre-tax SGARA charge of between $20 and $30 million in fiscal 2007.

Foster's commenced vintage on 9 January and to date has received almost half of its planned grape intake. Grape deliveries from contract growers and grapes harvested from owned vineyards have been broadly in line with Foster's pre vintage estimates.

FOCUS AND EFFICIENCY

Capital Management

Foster's today announced an off-market buy-back program of up to $400 million.

Foster's has cancelled the balance of its existing $200 million on-market buy-back announced in August 2006.

The off-market buy-back provides Foster's with increased certainty in executing an expanded capital management program.

The increase in size of Foster's capital management program reflects Foster's ongoing confidence in its ability to generate operating cash flows and increased certainty as to the timing of previously announced asset sales.

Notwithstanding the $200 million increase in Foster's announced capital management program, Foster's expects to reduce net debt to below $3 billion by fiscal 2008, one year ahead of expectations at the time of the Southcorp acquisition. Foster's remains committed to achieving metrics consistent with a BBB+/Baa1 credit rating by fiscal 2008.

Foster's expects to continue to be able to pay fully franked dividends.

Cash Conversion

Foster's OCFPIT as a percentage of EBITDAS (cash conversion) in the first half declined 16.6 percentage points to 68.1%. The decline in cash conversion primarily reflects the timing of Australian beer sales in December and wine export shipments in November and December. These timing issues largely reversed in January.

Discontinued Businesses

Foster's has made progress in the divestment of its Wine Clubs & Services businesses.

In the first half the disposal of Pallhuber was completed and strong indications of interest have been received for the remaining Clubs & Services businesses. Disposition of these businesses is expected in fiscal 2007.

The Discontinued Businesses result of $227.0 million ($201.3 million after tax) includes a pre-tax trading result of $21.1 million ($11.1 million after tax) primarily relating to Wine Clubs & Services, a pre-tax loss of $24.8 million ($24.3 million post-tax) mainly relating to fair value adjustments prior to the divestment of US Wine Clubs businesses and a pre-tax profit of $230.7 million ($214.5 million post-tax) relating to the divestment of the Asian brewing businesses and the Foster's trademark in India.

SOUTHCORP INTEGRATION AND RESTRUCTURING

Southcorp integration activity was substantially completed in the first half.

Cash disbursements relating to the Southcorp integration in the 6 months to December 2006 were $14.3 million.

In accordance with AASB3, Business Combinations, financial information for the 6 months ended 31 December 2005 has been restated to reflect the finalisation of the Southcorp acquisition accounts in May 2006.

OUTLOOK

Trading conditions in all regions through January have been strong, and volume, constant currency revenue, and earnings growth rates for the 7 months to January are ahead of the first half.

For the remainder of fiscal 2007, Foster's expects continued revenue growth from its Australian beer, spirits/RTDs and cider portfolio and expects some benefit from improved specialist wine and premium on-premise sales capabilities to emerge in the second half.

In the Americas, Foster's expects the Californian wine industry to remain in a balanced inventory position and for value growth in the USA and Canadian premium wine categories to remain strong.

In the EMEA region, the UK market is expected to remain competitive. Foster's expects good growth in volume and revenue, and improved EBIT margins are anticipated in the second half

Global wine EBITAS margins are expected to reach the mid 20s late in fiscal 2007.

Foster's continues to expect realisation of $165 million of Southcorp synergies in fiscal 2008.

However, delivering Foster's targeted return on capital from our global wine business in fiscal 2008 will require management focus in several key areas: elimination of current inefficiencies in wine packaging and Australian export logistics; and improvements in Australian wine performance from recent modifications to the Australian multi-beverage route to market model.

In addition, several other factors will influence Foster's ability to achieve its wine returns targets. Key among these will be exchange rate movements and the possible impact in fiscal 2008 of the smaller and potentially more costly vintage 2007.

Foster's continues to expect accelerating earnings per share growth (before significant items and SGARA) in fiscal 2007.

FINANCIAL COMMENTARY

6 months ended 31 December	2006 Reported $m	2005 Reported $m	2005 Constant Currencv $m	% Change Reported	% Change Constant Currencv
Net sales revenue	2,367.8	2,288.6	2,282.2	3.5	3.8
EBITAS	616.6	568.2	567.0	8.5	8.7
Amortisation	(3.4)	(2.6)	(2.6)		
	613.2	565.6	564.4	8.4	8.6
Australia, Asia and Pacific	451.8	435.3	434.5	3.8	4.0
Americas	144.9	120.2	117.8	20.5	23.0
Europe, Middle East and Africa	38.7	35.2	37.1	9.9	4.3
Corporate	(22.2)	(25.1)	(25.0)	11.6	11.2
EBITS	**613.2**	**565.6**	**564.4**	**8.4**	**8.6**
SGARA	(11.4)	(1.4)	(1.6)	>100	>100
EBIT	601.8	564.2	562.8	6.7	6.9
Net finance costs	(101.9)	(128.4)		20.6	
Continuing profit before tax	**499.9**	**435.8**		**14.7**	
Tax	(144.9)	(125.4)		(15.6)	
Continuing profit after tax	355.0	310.4		14.4	
Outside equity interest	(2.8)	(3.2)		12.5	
Continuing Net Profit after tax	**352.2**	**307.2**		**14.6**	
Discontinued operations trading result after tax	11.1	20.0		(44.5)	
Net Profit after tax (before significant items)	363.3	327.2		11.0	
Discontinued operations significant items (net of tax)	190.2	0.5		>100	
Continuing Operations significant items (net of tax)	-	(36.6)		>100	
Net profit after tax	553.5	291.1		90.1	
EPS (pre sig. Items & SGARA)	18.4	16.3		12.9	
EPS (pre significant items)	18.0	16.3		10.4	
Reported EPS	27.4	14.5		89.0	
Average shares (number - million)	2,023.0	2,007.9		0.8	

Definitions

Exchange rates: average exchange rates used for profit and loss purposes in H1 07 are: $A1 = $US 0.7660 (H1 06: $A1 = $US 0.7501), $A1 = GB£ 0.4037 (H1 06: $A1 = GB£ 0.4260). Period end exchange rates used for balance sheet items are: $A1 = $US 0.7911 (H1 06: $A1 = $US 0.7339), $A1 = GB£ 0.4029 (H1 06: $A1 = GB£ 0.4247).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated at the current year average rate. No adjustment has been made in relation to transactional currency exposures.

FOSTER'S AUSTRALIA, ASIA AND PACIFIC

6 months to 31 December Continuing Business pre Significant Items	2006 $m	2005 $m	% Change
Beer Volume (millions 9L cases)	**56.6**	57.3	(1.1)
Wine Volume (million 9L cases)	**6.5**	7.2	(10.5)
Other Alcohol Volumes	**3.7**	3.9	(3.1)
Total Alcohol Volume (millions 9L cases)	**66.8**	68.4	(2.2)
Net Sales Revenue	**1,514.9**	1,510.8	0.3
EBIT	**442.2**	431.4	2.5
EBIT / NSR Margin (%)	**29.2**	28.6	0.6pts

AAP EBITS increased 3.8% to $451.8 million with a 5.7% increase in Australian EBITS partially offset by lower earnings in Asia, New Zealand and the Pacific.

The Australian beer business continued to perform well, however performance in other beverage categories, particularly wine was impacted by the evolution of the multi-beverage model. In Australia, total beverage volume declined 1.7% with beer volume declining 0.8%, and Other Alcohol volume 2.1% below the prior period. Wine volumes in Australia declined 9.3%. Net sales revenue in Australia increased 1.2% with Beer and Other Alcohol net sales revenue increasing 3.2%, wine revenue was down 5.6%.

In Australia, beer price and mix benefits contributed to positive average net sales revenue per case. Foster's performed well in the premium category with strong growth in Crown and Corona. In the first half Foster's launched 2 new products under the Crown master brand - Crown Gold, creating a premium mid-strength segment and, the limited release Crown Pilsner.

In the regular beer category Carlton Draught continued to perform well. Pure Blonde continues to lead the low carbohydrate segment which was created by its launch in 2005. Volume is now in excess of 2.2 million 9 litre case equivalents (MAT) (Source: AC Nielsen). Pure Blonde volume increased in excess of 150% benefiting from increased distribution, including the "on-tap" launch, and targeted A & P investment. Disappointingly, VB volumes continued to decline and the brand is receiving increased focus. In the mid-strength segment, Carlton Mid grew in line with category and in the Light segment Cascade Premium Light value increased 6.6%.

Wine growth was strong in the sparkling category and in regional brands including Wynns, Pepperjack, Annies Lane and Devils Lair. This growth was offset by volume declines from Lindemans, Wolf Blass, Penfolds and Rosemount. In Australia, the Rosemount relaunch will be accelerated in the coming months as inventories of the old Rosemount are cleared. In the second half the Rosemount relaunch will be supported by increased A & P investment.

Australian EBITS increased 5.7% with solid growth in beer and cider, modest growth in spirits/RTDs and a lower contribution from wine. Mix adjusted unit COGS for BCS increased 3.2% while wine COGS were negatively affected one-off supply costs. Overheads were below the prior period benefiting from the integration of the Carlton & United Beverages, Beringer Blass and Southcorp sales teams in April 2006.

Earnings in Asia and the Pacific were negatively impacted by political events in Fiji, distributor de-stocking in Asia and lower New Zealand volume following the alignment of trans-Tasman pricing.

FOSTER'S AMERICAS

6 months ended 31 December	**2006**	**2005**	**% change**
Continuing Business pre Significant Items	**$m**	**$m**	
Wine Volume (million 9L cases)	**9.9**	9.6	3.3
Beer Volume (millions 9L cases)	**2.9**	3.0	(3.0)
Total Volume (000' 9L cases)	**12.8**	12.6	1.8
Net Sales Revenue	**625.2**	590.9	5.8
EBIT	**143.1**	122.7	16.6
EBIT / NSR Margin (%)	**22.9**	20.8	2.1pts

Americas reported strong growth for the half - wine volume increased 3.3%, constant currency net sales revenue increased 8.0% and EBITS increased 20.5% (constant currency 23.0%). Average wine net sales revenue per case increased 2.4% (4.5% constant currency), benefiting from a positive mix and selective price increases. Approximately 2 percentage points of constant currency revenue growth in the Americas was attributable to the global alignment of accounting treatment of trade spend in the second half of fiscal 2006.

Across the wine portfolio, volume growth momentum improved through the first half and as newly released products gained distribution. Product innovation including Beringer Third Century, Bohemian Highway, Lindemans South Africa and Yellowglen, contributed approximately 1.5 percentage points to volume growth. Growth in Californian and imported wines in the US$6-8, US$10-14 and the luxury categories was particularly strong.

Constant currency revenue of Foster's Californian wines increased 3%. The Beringer brand continues to perform well. Beringer White Zinfandel retains its category and price premium position in the blush category (Source AC Nielsen). Growth at the US$5 price point was driven by the California Collection. Stone Cellars and Founders Estate grew brand contribution solidly and, pricing of the Beringer Luxury collection was increased ahead of the Beringer Third Century launch. Meridian volume declined 4.5%, however brand contribution was solidly ahead of the prior period.

In the Australian wine category, Foster's constant currency revenue increased 16%. Lindemans, the Little Penguin, Black Opal all grew strongly in the US$6-8 price point as did Penfolds and Wolf Blass at the $10-14 price point. Ahead of the second half re-launch Rosemount volume declined 23%.

Excluding Rosemount, total wine volume in the Americas increased 5.7% and constant currency revenue increased 11.2%.

Volume growth in Foster's Italian, New Zealand and recently launched South African wines exceeded category growth rates with Lindemans South Africa now the largest selling South African brand in the United States of America (Source: AC Nielsen).

Americas EBITS margins increased 2.9 points to 23.2% (constant currency up 2.8 points to 23.2%). Benefits from an improving mix and the realisation of supply efficiency initiatives were partially offset by higher than anticipated packaging costs.

FOSTER'S EUROPE, MIDDLE EAST AND AFRICA

6 months ended 31 December Continuing Business pre Significant Items	2006 $m	2005 $m	% change
Wine Volume (million 9L cases)	**4.7**	3.7	29.4
Beer Volume (millions 9L cases)	**0.7**	0.6	15.8
Total Volume (000' 9L cases)	**5.4**	4.2	27.5
Net Sales Revenue	**227.7**	186.9	21.8
EBIT	**38.7**	35.2	9.9
EBIT / NSR Margin (%)	**17.0**	18.8	(1.8)pts

EMEA EBIT increased 9.9% (constant currency 4.6%) to $38.7 million.

UK wine volume increased 29.4%, benefiting from the introduction of new products, and improved promotional programs with key retailers. Volume outside the UK was 21% above the prior period with continued strong growth in the Nordic and Irish markets.

Brand performance in EMEA is encouraging. Wolf Blass volume increased 34% driven by the launch of Eaglehawk, expanded distribution in Continental Europe and ongoing sponsorship investment. Lindemans volume increased 38% with the launch of Lindemans Winemakers Release reinvigorating the brand.

The new Rosemount was launched in the UK in November and will be launched in Continental Europe in the second half. Customer and consumer trends in the UK are encouraging. Rosemount volume increased 11%, with strong growth in the new Rosemount in the UK offsetting declines prior to the UK re-launch and in Continental Europe.

Wine net sales revenue increased 22.0% (constant currency 15.7%). Average net revenue per case declined 5.7% (constant currency 10.6%) impacted by mix as Foster's established a market position at the £3.99 price point in the UK, and realised strong growth in the "Bag-in-Box" segment in the Nordics.

EMEA EBIT margins declined 1.8 points to 17%. EMEA margins were impacted by some modest one time distributor related payments, and growth of lower priced products as the region expanded its presence and relevance with key retailers under new trading terms and conditions.

FOSTER'S WINE TRADE

6 months ended 31 December Continuing Business pre Significant Items	2006 $m	2005 $m	% change
Total Volume (000' 9L cases)	**21.1**	20.5	3.1
Net Sales Revenue	**1,202.6**	1,146.6	4.9
EBITS	**233.6**	205.8	13.5
EBIT	**222.2**	204.4	8.7
EBITS / NSR Margin (%)	**19.4**	17.9	1.5pts

Foster's global wine trade volume increased 3.1% and constant currency revenue increased 5.3%. Growth in the Americas and EMEA is strong with volume up 10.5%. Excluding Rosemount wine trade volume increased 4.7% and constant currency net sales revenue increased 8.0%.

Constant currency EBITS increased 14.1% and EBITS margin increased 1.5 percentage points to 19.4%. Additional costs incurred in the first half in relation packaging and Australian export logistics reduced wine trade EBITS margin by approximately 1.7 percentage points

Wine trade A & P investment remains at approximately 8% of revenue.

GROUP CASH FLOW

6 months ended 31 December	2006 $m	2005 $m	% Change
EBITDAS - continuing	683.4	637.9	7.1
Working capital change	(217.9)	(78.0)	
Other non-cash items	(0.4)	(19.8)	
Operating cash flow before interest and tax	**465.1**	**540.1**	(13.9)
Net interest paid	(119.6)	(103.8)	
Tax paid	(118.0)	(93.0)	
Net operating cash flows	**227.5**	**343.3**	(33.7)
Net Capital expenditure	(55.3)	(66.8)	17.2
Cash flow before dividends	**172.2**	**276.5**	
Dividends/Distributions to minorities	(190.0)	(163.9)	
Cash flow after dividends	**(17.8)**	**112.6**	
Net operating cash flows	**227.5**	**343.3**	(33.7)
Discontinued business	32.3	30.4	
Less significant item cash flows in Operating	(40.8)	2.2	
Statutory Operating cash flows	**219.0**	**375.9**	(41.7)

Continuing business Operating cash flow pre interest, tax and significant items decreased 14% to $465 million.

In the 6 months to December 2006 cash conversion declined 16.6 percentage points to 68% of EBITDAS. The decline in cash conversion primarily reflects the timing of Australian beer sales in December and wine shipments in November and December. These timing issues have largely reversed in January.

Net capex decreased $11.5 million to $56.9 million. The major capex projects in the first half included the ongoing development of the NBC and WBPC, upgrades to warehouse facilities at Lindemans Karadoc, and investments in technology.

NET DEBT AND INTEREST

6 months ended 31 December	31 December 2006 $m	30 June 2006 $m	% Change
Gross borrowings	3,448.6	3,972.6	(13.2)
Debt issuance costs (previously 'other assets')	(20.2)	(22.9)	
Fair value of fixed rate debt	36.0	(8.7)	
Borrowings per balance sheet	3,464.4	3,941.0	(12.1)
Cash	(344.0)	(449.6)	23.5
Interest rate swaps - fixed rate	(35.6)	7.8	
Net Debt	3,084.8	3,499.2	(11.8)

1 2006 net debt has been reduced by $3.0 million as a result of the finalisation of the Southcorp acquisition accounts.

Foster's reduced net debt by $414 million to just below $3.1 billion and despite the enlarged capital management activity announced today, still expects net debt to be below $3 billion by June 2008, one year earlier than anticipated at the time of the Southcorp acquisition. Foster's remains committed to achieving metrics consistent with a BBB+ / Baa1 credit rating by Fiscal 2008.

Foster's net debt benefited from the strengthening AUD verses USD. The proportion of Foster's gross debt denominated in US dollars is 72%, pounds sterling 12% and Australian dollars 15%. Approximately 47% of the gross debt portfolio is at fixed rates.

Foster's net interest declined to $101.9 million. The decrease in interest expense reflects lower average net debt. The average interest rate in the period was 6.4%.

Taxation

The Group's tax expense (excluding tax on significant items and discontinued operations) increased 15.6% to $145 million. The effective tax rate (excluding significant items and related tax) was 29%, marginally ahead of the previous corresponding period. Foster's expects the effective tax rate to remain around this level for the remainder of the fiscal year.

Corporate Expenses

Corporate expenses in the period were $22.2 million, 11.6% below the prior period.

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

During the period the Group announced its intention to sell the Clubs and Services businesses and completed the sale of its remaining Asian brewing interests. The Clubs and Services and divested components of the International Beer business, comprising results for Foster's Europe and Asia, have been classified as 'discontinued operations' in this report. In May 2006 the Group sold the European distribution rights to the Foster's brand.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and outside equity interests was $553.5 million, an increase of 90.1% on the previous corresponding period result of $291.1 million.

Continuing operations net profit after tax (excluding minority interest) was $355.0 million, an increase of 29.7% on the previous corresponding period of $273.8 million. Net profit attributable to minority interests was $2.8 million compared with $3.2 million in the previous corresponding period. Tax expense on continuing operations was $144.9 million, a 30.8% increase on the previous corresponding period of $110.8 million. Net interest expense was $101.9 million, a decrease of 20.6% on the previous corresponding period of $128.4 million. There were no material items in the current period continuing operations. The prior period result included a material loss after tax of $36.6 million for the cost of Southcorp integration activities. Discontinued operations profit after tax was $201.3 million compared with $20.5 million in the previous corresponding period. The current period discontinued operations includes profit on the sale of the India and Vietnam breweries.

Continuing operations earnings before interest and tax was $601.8 million, an increase of 17.3% on the previous corresponding period of $513.0 million. Continuing operations earnings before interest, tax and material items (EBIT) was $601.8 million, an increase of 6.7% on the previous corresponding period of $564.2 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $442.2 million, an increase of 2.5% on the previous corresponding period of $431.4 million.
- Americas EBIT was $143.1 million, an increase of 16.6% on the previous corresponding period of $122.7 million.
- Europe, Middle East and Africa EBIT was $38.7 million, an increase of 9.9% on the previous corresponding period of $35.2 million.
- Corporate division costs before tax were $22.2 million, a decrease of 11.6% over the previous corresponding period of $25.1 million.

The net profit after tax from discontinued operations of $201.3 million (2005 net profit after tax of $20.5 million) includes the following:

- Clubs and Services net profit after tax from trading activities was $11.5 million compared with $15.5 million in the previous corresponding period.

- Divested international beer operations net loss after tax from trading activities was $0.4 million compared with a net profit of $4.5 million in the previous corresponding period.
- Clubs and Services net loss after tax of $24.3 million from a provision for impairment on the Americas net asset carrying value partly offset by a gain on the sale of part of the European businesses.
- Net profit on the sale of the India and Vietnam breweries of $214.5 million.
- A prior period Clubs and Services material loss of $1.3 million due to redundancy costs associated with Southcorp integration activities.
- A prior period net gain of $1.8 million on the sale of ALH properties.

Net debt is regarded as a Group Treasury function as part of continuing operations. Net interest expense has therefore not been reported as part of discontinued operations.

The previous corresponding period included material items of $51.2 million loss before tax ($36.6 million loss after tax) due to the following Southcorp integration activities:

- Loss on foreign exchange derivative contracts of $7.1 million (tax benefit applicable $2.1 million)
- Recoverable amount write down to properties held for sale of $11.6 million (tax effect nil)
- Redundancies and other restructuring costs of $32.5 million (tax benefit $12.5 million)

SHARES

Movement in shares during the period were as follows:

Movement in Contributed Equity	**Number of ordinary fully paid shares (million)**	**$m**
Balance at 1 July 2006	2,018.8	3,616.8
On-market buy-back	(0.2)	(1.3)
Dividend reinvestment plan	7.8	47.2
Partly Paid Shares converted to Fully Paid Shares	0.2	1.3
Employee share plans	0.8	5.3
Balance at 31 December 2006	2,027.4	3,669.3

On 30 August 2006 the Company announced its intention, subject to market conditions, to repurchase shares with a value of up to $200 million through an on-market share buy-back. To 31 December 2006 a total of 204,000 ordinary shares were repurchased at a cost of $1.3 million.

The 2005/2006 final dividend of $237.2 million (11.75 cents per ordinary share) was paid on 2 October 2006. Dividend reinvestment plan participation resulted in 7,871,780 ordinary shares being issued at $6.00 per share, increasing share capital by $47.2 million.

During September to December 2006, a total of 211,800 partly paid shares were converted to fully paid ordinary shares, increasing share capital by $1.3 million.

Under the terms of the Employee Share Grant Plan, a total of 783,149 fully paid ordinary shares were issued during the period. These shares were issued at $6.74 calculated at the weighted average market price at the time of issue to eligible employees.

SUBSEQUENT EVENTS

The Group announced its intention to return up to $400 million to shareholders through an off-market share buy-back. As a result, the remaining balance of the $200 million on-market buy-back, as previously announced in August 2006, has been cancelled.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditors' independence declaration is attached as part of this report.

DIVIDENDS

The Directors have declared an interim dividend of 10.75 cents per ordinary share, an increase of 10.3% from the 9.75 cents per share for the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year are as follows:

F J Swan	*Chairman*
M L Cattermole, AM	
D A Crawford	
G W McGregor, AO	
T L O'Hoy	*Chief Executive Officer*
M G Ould	

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 20 February 2007.

Frank J. Swan
Chairman

Trevor L. O'Hoy
Chief Executive Officer

AUDITORS' INDEPENDENCE DECLARATION
TO THE DIRECTORS OF FOSTER'S GROUP LIMITED

As lead auditor for the review of Foster's Group Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Mill
Partner

Melbourne
20 February 2007

Income Statement

	Note	2006 $m	2005 $m
Revenue	2	**2,471.8**	2,374.7
Cost of sales		**(1,374.0)**	(1,311.7)
Gross profit		**1,097.8**	1,063.0
Other income	2	**9.7**	5.3
Selling expenses		**(172.6)**	(167.9)
Marketing expenses		**(195.1)**	(201.3)
Distribution expenses		**(16.2)**	(13.8)
Administration expenses		**(114.3)**	(127.1)
Other expenses		**(11.6)**	(49.0)
Share of net profits of associates and joint ventures accounted for using the equity method	10	**3.9**	3.8
Profit from continuing operations before tax and finance costs		**601.8**	513.0
Finance income		**10.4**	16.3
Finance costs		**(112.3)**	(144.7)
Net finance costs		**(101.9)**	(128.4)
Profit before tax from continuing operations		**499.9**	384.6
Income tax expense relating to continuing operations		**(144.9)**	(110.8)
Net profit from continuing operations		**355.0**	273.8
Net profit from discontinued operations	4	**201.3**	20.5
Net profit including discontinued operations		**556.3**	294.3
Net profit attributable to minority interests		**(2.8)**	(3.2)
Net profit attributable to members of Foster's Group Limited		**553.5**	291.1
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	6	**17.4**	13.5
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	6	**27.4**	14.5

The Income Statement should be read in conjunction with the accompanying notes.

Balance Sheet

	Note	Dec-06 $m	Jun-06 $m	Dec-05 $m
Current assets				
Cash and cash equivalents		**344.0**	449.6	509.0
Receivables		**1,278.8**	889.9	1,152.5
Inventories		**989.5**	1,170.0	1,077.8
Non-current assets classified as held for sale		**482.0**	567.9	686.6
Derivative financial assets		**1.5**	3.7	0.4
Total current assets		**3,095.8**	3,081.1	3,426.3
Non-current assets				
Receivables		**47.2**	70.7	63.4
Inventories		**540.8**	481.1	548.3
Investments accounted for using the equity method	10	**63.4**	64.7	62.3
Property, plant and equipment		**2,320.2**	2,343.2	2,282.7
Agricultural assets		**332.2**	354.1	368.9
Intangible assets		**3,517.9**	3,591.2	3,606.3
Deferred tax assets		**286.7**	406.6	406.9
Derivative financial assets		**63.4**	46.4	71.2
Total non-current assets		**7,171.8**	7,358.0	7,410.0
Total assets		**10,267.6**	10,439.1	10,836.3
Current liabilities				
Payables		**871.5**	794.1	849.8
Borrowings		**213.1**	472.6	612.3
Current tax liabilities		**-**	1.3	30.6
Provisions		**159.2**	206.4	204.3
Liabilities directly associated with non-current assets held for sale		**103.0**	107.4	121.1
Derivative financial liabilities		**0.7**	4.3	-
Total current liabilities		**1,347.5**	1,586.1	1,818.1
Non-current liabilities				
Payables		**39.2**	45.3	111.5
Borrowings		**3,251.3**	3,468.4	4,345.7
Deferred tax liabilities		**757.8**	789.1	773.2
Provisions		**24.6**	18.9	31.2
Derivative financial liabilities		**24.7**	49.6	-
Total non-current liabilities		**4,097.6**	4,371.3	5,261.6
Total liabilities		**5,445.1**	5,957.4	7,079.7
Net assets		**4,822.5**	4,481.7	3,756.6
Equity				
Shareholders' interest				
Contributed Equity	8	**3,669.3**	3,616.8	3,591.6
Reserves		**(170.9)**	(136.6)	(160.2)
Retained Profits	9	**1,292.9**	972.7	285.0
Total parent entity interest		**4,791.3**	4,452.9	3,716.4
Minority interests in controlled entities		**31.2**	28.8	40.2
Total equity		**4,822.5**	4,481.7	3,756.6

The Balance Sheet should be read in conjunction with the accompanying notes.

Statement of recognised income and expenses

	Note	2006 $m	2005 $m
Total Equity at the beginning of the half year		**4,481.7**	3,707.2
Adjustment resulting from change in accounting policy		**(5.3)**	(13.4)
Cash flow hedges (net of tax)		**3.2**	(29.9)
Net investment hedges (net of tax)		**90.0**	(67.6)
Share based payments		**(1.1)**	5.8
Actuarial gains/(losses) on defined benefit plans (net of tax)		**(1.3)**	4.0
Exchange difference on translation of foreign operations		**(113.1)**	10.3
Net income/(expense) recognised directly in equity		**(27.6)**	(90.8)
Profit for the period		**553.5**	291.1
Total recognised income/(expense) for the period		**525.9**	200.3
Total recognised income and expense for the period is attributable to:			
- members of Foster's Group Limited		**523.1**	197.1
- minority interests		**2.8**	3.2
Transactions with equity holders			
- contributions of equity	8	**52.5**	62.7
- dividends paid	7	**(237.2)**	(215.3)
- minority interests		**(0.4)**	1.7
		(185.1)	(150.9)
Total Equity at the end of the half year		**4,822.5**	3,756.6

The Statement of Recognised Income and Expenses should be read in conjunction with the accompanying notes.

Statement of Cash Flows

	2006 $m Inflows/ (Outflows)	2005 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	3,210.7	3,312.6
Payments to suppliers, governments and employees	(2,753.2)	(2,732.7)
Interest received	8.1	22.4
Borrowing costs	(127.4)	(131.8)
Income taxes paid	(119.2)	(94.6)
Net cash flows from operating activities	219.0	375.9
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	(0.4)	(152.0)
Payments for property, plant, equipment and agricultural assets	(81.8)	(91.0)
Payments for acquisition of investments/other assets	(0.8)	(4.6)
Net proceeds from repayment of loans	1.5	1.4
Proceeds from sale of property, plant and equipment	24.9	22.6
Proceeds from sale of controlled entities	319.3	-
Net cash flows from investing activities	262.7	(223.6)
Cash flows from financing activities		
Payments for shares bought back	(1.3)	-
Proceeds from issue of shares and exercise of options	1.3	3.4
Proceeds from borrowings	1,409.6	102.8
Repayment of borrowings	(1,797.9)	(372.2)
Distributions to minority interests	-	(2.0)
Dividends paid	(190.0)	(161.9)
Net cash flows from financing activities	(578.3)	(429.9)
Total cash flows from activities	(96.6)	(277.6)
Cash at the beginning of the period	448.0	791.9
Effects of exchange rate changes on foreign currency cash flows and cash balances	(7.7)	(5.7)
Cash at the end of the period	343.7	508.6

The Cashflow Statement should be read in conjunction with the accompanying notes.

Net cash flows from operating activities includes $40.8 million (2005: $0.2 million) net cash outflows resulting from net material items and discontinued operations cash inflows of $32.3 million. (2005: $30.4 million)

Non cash financing activity: Dividend reinvestment plan participation resulted in 7.8 million shares (2005: 9.5 million) being issued increasing share capital by $47.2 million (2005: $53.4 million).

Notes to the Financial Statements

Note 1 Summary of significant accounting policies

Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with the requirements of applicable Accounting Standards including AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and all mandatory professional reporting requirements. The half-year financial report has also been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Changes in Accounting Policies

The following changes in accounting policies have been implemented for the period.

AASB 114 "Segment Reporting"

Consistent with the prior year the Group has adopted geographic segments as the primary segment. The group no longer reports a secondary industry segment as the risks and returns related to individual products or groups of products are similar. No industry segment has been presented for the comparative year.

AASB 2005-1 "Amendments to Australian Accounting Standards [AASB 139]" – Cash Flow Hedge Accounting of Forecast Intra-group Transactions

Forecast intra-group transactions qualify as a hedged item when the transaction is highly probable, not in the functional currency of the entity entering into the transaction and the foreign currency risk will affect the consolidated position. Gains or losses recognised directly in equity are reclassified into profit and loss in the same period or periods the foreign currency risk affects consolidated profit and loss.

AASB 2005-4 "Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 and AASB 1038]" – Fair Value Options

Gains and losses on financial assets or liabilities are offset in the profit and loss against hedge transactions through the profit and loss when: they eliminate or reduce a recognition or measurement inconsistency; they apply to a group of financial assets/liabilities managed on a fair value basis; or they contain an embedded derivative that is not closely related to the contract.

AASB 2005-9 "Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139, AASB 132]" – Financial Guarantee Contracts

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms.

In implementing this change, a provision of $5.3 million (no tax benefit applicable) has been recognised against retained earnings. During the period $0.5 million of this provision was released to net finance costs. An equivalent amount would have been released in the comparative financial period if this change was implemented at 1 July 2004. Comparatives have not been restated. The previous disclosure of a debt related financial guarantee of $150 million has been removed from contingent liabilities and is now disclosed in accordance with the requirements of AASB139 "Financial Instruments: recognition and measurement."

AASB 2006-1 "Amendments to Australian Accounting Standard [AASB 121] – Net Investments in a Foreign Operation

Monetary items form part of a net investment in a foreign operation even if they are not denominated in the functional currency of the entity or the foreign operation.

All amendments above are applicable to the Group for the first time during the half-year ended 31 December 2006.

Recently issued or amended accounting standards

The following Australian Accounting Standard has recently been issued but is not yet effective and has not been adopted in the annual reporting period:

AASB 7 "Financial Instruments: Disclosures", issued August 2005 and applicable for the year commencing 1 July 2007. The adoption of AASB 7 gives rise to disclosure changes only.

Significant Accounting Policies

Except as described above, the accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report for the year ended 30 June 2006.

Notes to the Financial Statements

Note 2 Revenue, income and expenses

	2006 $m	2005 $m
Revenue		
Sales Revenue from continuing operations	2,366.0	2,286.8
Royalties	1.8	1.8
Net Sales Revenue	2,367.8	2,288.6
Rent	0.1	-
Other revenue	103.9	86.1
Total other revenue	104.0	86.1
Total revenue from continuing operations	2,471.8	2,374.7
Income		
Net profit/(loss) on disposal of		
- property, plant and equipment	6.7	1.3
- agricultural assets	1.8	-
Foreign exchange	1.2	0.4
Other	-	2.2
Total income from continuing operations	9.7	3.9
Depreciation	(68.7)	(77.8)
Amortisation	(4.2)	(5.0)
	(72.9)	(82.8)
Depreciation - continuing operations	(66.8)	(69.7)
Amortisation - continuing operations	(3.4)	(2.6)
	(70.2)	(72.3)
Net agriculture valuation movement	(11.4)	(1.4)

Net sales of alcoholic beverage products is after deducting excise and other duties and taxes of $967.8 million (2005: $918.4 million).

Note 3 Material Items

Individually material items included in profit from continuing operations before income tax:

	Consolidated	
	2006 $m	2005 $m
(tax effect nil unless otherwise stated)		
Southcorp Integration		
- loss on foreign exchange derivative contracts (tax benefit applicable $2.1 million)	-	(7.1)
- recoverable amount write down to properties held for sale	-	(11.6)
- redundancies and other restructuring costs (tax benefit applicable $12.5 million)	-	(32.5)
Total material items (2005 tax benefit applicable $14.6 million)	-	(51.2)

Material item expenditure has predominantly been disclosed in "other expenses" in the Income Statement.

A material 2005 amount of $1.8 million (tax benefit applicable $0.5 million) pertaining to the Australian Clubs and Services business is disclosed in discontinued operations.

Notes to the Financial Statements

Note 4 Discontinued operations

Wine Clubs and services

On 29 August 2006, the Group announced its intention to divest the Wine Clubs and Services business. The sale process is proceeding with the businesses being offered for sale in three geographic disposal groups – Europe, Americas and Australia/Pacific.

Foster's Europe and Asia

In May 2006 the Group sold the European distribution rights to the Foster's brand in Europe for $750 million to Scottish and Newcastle.

In June 2006 the Group sold its interest in the Shanghai brewing business and local Chinese beer brands names to Suntory Limited. The Group retained ownership and distribution rights for Foster's Lager and its other international beer brands in China. On 4 August 2006 the Group announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million and its business and the Foster's brand in India SABMiller plc for US$120 million. These divestments marked the Group's exit from brewing in the Asian region.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003.

	6 months ended Dec 06 $m	12 months ended Jun 06 $m	6 months ended Dec 05 $m
Consolidated income statement information			
Revenue	**242.8**	586.1	304.1
Cost of sales	**(124.7)**	(290.7)	(147.2)
Gross profit	**118.1**	295.4	156.9
Other income	**2.8**	3.5	4.0
Selling expenses	**(31.2)**	(74.7)	(37.0)
Marketing expenses	**(23.7)**	(64.0)	(32.8)
Administration expenses	**(20.1)**	(97.2)	(35.1)
Other expenses	**(25.3)**	(97.0)	(29.0)
Share of net profits of associates and joint ventures accounted for using the equity method	**0.5**	0.1	0.7
Earnings before interest and income tax	**21.1**	(33.9)	27.7
Net finance costs	**-**	-	-
Income tax expense	**(10.0)**	(17.3)	(9.0)
Profit after income tax of discontinued operations	**11.1**	(51.2)	18.7
Gain on sale before income tax	**205.9**	714.9	1.8
Income tax expense	**(15.7)**	(8.2)	-
Profit after tax on divestment	**190.2**	706.7	1.8
Net profit from discontinued operations	**201.3**	655.5	20.5

	Dec 06 $m	Jun 06 $m	Dec 05 $m
Carrying amount of assets and liabilities			
Non-current assets classified as held for sale	**321.8**	429.7	562.8
Liabilities directly associated with non-current assets held for sale	**(98.2)**	(105.3)	(121.1)
Net Assets	**223.6**	324.4	441.7

In addition to the above net assets of discontinued operations, the carrying amount in the balance sheet for "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets held for sale" includes amounts for individually identified assets held for sale, which mainly includes Kent brewery and certain wineries and vineyards.

Notes to Financial Statements

Note 4 Discontinued operations (continued)

	Dec 06 $m	Jun 06 $m	Dec 05 $m
Consolidated cash flow information			
Receipts from customers	**255.0**	620.6	328.2
Payments to suppliers, governments and employees	**(222.7)**	(559.9)	(297.8)
Net Operating Cash Flows	**32.3**	60.7	30.4
Cash Flows Related to Investing Activities			
Proceeds from sale of controlled entities	**319.3**	759.8	-
Payment for purchases of property, plant and equipment	**(1.7)**	(8.0)	(3.8)
Proceeds from sale of property, plant and equipment	**0.1**	3.2	2.2
Net Investing Cash Flows	**317.7**	755.0	(1.6)
Total cash flows from activities	**350.0**	815.7	28.8

Notes to the Financial Statements

Note 5 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
			2006		
Geographic segments					
Americas	**2,470.3**	**220.5**	**16.7**	**12.4**	**15.1**
Europe Middle East and Africa	**362.7**	**91.2**	**0.7**	**2.4**	**6.6**
Australia Asia Pacific	**6,143.9**	**612.9**	**60.8**	**51.4**	**26.5**
	8,976.9	**924.6**	**78.2**	**66.2**	**48.2**
Unallocated					
Corporate	**338.2**	**200.1**	**1.9**	**3.9**	**32.3**
Cash/Borrowings	**344.0**	**3,464.4**			
Deferred tax assets/tax provisions	**286.7**	**757.8**			
Continuing operations	**9,945.8**	**5,346.9**	**80.1**	**70.1**	**80.5**
Discontinued operations	**321.8**	**98.2**	**1.7**	**2.7**	**2.3**
Total operations	**10,267.6**	**5,445.1**	**81.8**	**72.8**	**82.8**
			2005		
Geographic segments					
Americas	2,593.0	301.3	14.9	12.5	-
Europe Middle East and Africa	272.1	65.5	1.1	2.1	4.4
Australia Asia Pacific	6,328.6	648.9	67.2	53.8	29.3
	9,193.7	1,015.7	83.2	68.4	33.7
Unallocated					
Corporate	163.9	181.1	3.9	3.9	8.2
Cash/Borrowings	509.0	4,958.0			
Deferred tax assets/tax provisions	406.9	803.8			
Continuing operations	10,273.5	6,958.6	87.1	72.3	41.9
Discontinued operations	562.8	121.1	3.9	10.5	4.2
Total operations	10,836.3	7,079.7	91.0	82.8	46.1

Comparative total assets and total liabilities have been restated for discontinued operations and final Southcorp acquisition accounts. Goodwill arising on the acquisition of Southcorp amounting to $1.6 billion has been allocated to the Australia, Asia and Pacific region.

Notes to the Financial Statements

Note 5 Segment Results (continued)

	Total Revenue			Comprised of	
	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net Sales Revenue $m	Other revenue $m
			2006		
Geographical segments					
Americas	638.5	(6.8)	631.7	625.2	6.5
Europe Middle East and Africa	243.4	(13.0)	230.4	227.7	2.7
Australia Asia Pacific	2,012.9	(407.9)	1,605.0	1,514.9	90.1
	2,894.8	(427.7)	2,467.1	2,367.8	99.3
Unallocated					
Corporate	4.7	-	4.7	-	4.7
Net finance costs				-	-
Continuing operations	2,899.5	(427.7)	2,471.8	2,367.8	104.0
Discontinued operations	258.7	(15.9)	242.8	240.7	2.1
Total operations	3,158.2	(443.6)	2,714.6	2,608.5	106.1
			2005		
Geographical segments					
Americas	597.1	(6.2)	590.9	590.9	0.0
Europe Middle East and Africa	199.2	(12.3)	186.9	186.9	0.0
Australia Asia Pacific	1,967.3	(372.4)	1,594.9	1,510.8	84.1
	2,763.6	(390.9)	2,372.7	2,288.6	84.1
Unallocated					
Corporate	2.0	-	2.0	-	2.0
Net finance costs				-	-
Continuing operations	2,765.6	(390.9)	2,374.7	2,288.6	86.1
Discontinued operations	333.7	(29.6)	304.1	300.3	3.8
Total operations	3,099.3	(420.5)	2,678.8	2,588.9	89.9

The Group operates predominantly in the beverage industry, which includes the production and marketing of alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

Other revenue mainly includes sales of non-alcoholic beverages, sales by capital liquor, hop extract sales and bio-resource revenue.

Notes to Financial Statements

Note 5 Segment Results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2006	
Geographical segments			
Americas	**143.1**	**-**	**143.1**
Europe Middle East and Africa	**38.7**	**-**	**38.7**
Australia Asia Pacific	**442.2**	**-**	**442.2**
	624.0	**-**	**624.0**
Unallocated			
Corporate	**(22.2)**	**-**	**(22.2)**
Net finance costs	**(101.9)**	**-**	**(101.9)**
Continuing operations	**499.9**	**-**	**499.9**
Discontinued operations	**21.1**	**-**	**21.1**
Total operations	**521.0**	**-**	**521.0**
		2005	
Geographical segments			
Americas	122.7	(16.1)	106.6
Europe Middle East and Africa	35.2	(2.9)	32.3
Australia Asia Pacific	431.4	(29.5)	401.9
	589.3	(48.5)	540.8
Unallocated			
Corporate	(25.1)	(2.7)	(27.8)
Net finance costs	(128.4)	-	(128.4)
Continuing operations	435.8	(51.2)	384.6
Discontinued operations	29.5	(1.8)	27.7
Total operations	465.3	(53.0)	412.3

The aggregate share of net profits of associates and joint ventures in continuing operations accounted for using the equity method of $3.9 million (2005: $3.8 million) pertains predominantly to the Australia Asia Pacific and Americas geographic segment. The aggregate carrying amount of investments in associates and joint venture for continuing partnerships is $63.4 million (2005: $62.3 million).

Notes to the Financial Statements

Note 6 Earnings Per Share

	Consolidated 2006	2005
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	17.4	13.5
Basic earnings per share (cents) based on net profit from discontinued operations	10.0	1.0
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	27.4	14.5
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,022,971	2,007,879
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	17.4	13.5
Diluted earnings per share (cents) based on net profit from discontinued operations	10.0	1.0
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	27.4	14.5
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,022,971	2,007,880

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	$m	$m
Net profit from continuing operations	355.0	273.8
Net profit attributable to minority interests	(2.8)	(3.2)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	352.2	270.6
Net profit from discontinued operations	201.3	20.5
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	553.5	291.1
Diluted earnings per share		
Net profit from continuing operations	355.0	273.8
Net profit attributable to minority interests	(2.8)	(3.2)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	352.2	270.6
Net profit from discontinued operations	201.3	20.5
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	553.5	291.1

Notes to the Financial Statements

Note 7 Dividends

Date interim dividend payable	Monday, 2 April 2007
Record date for determining entitlements	Wednesday, 7 March 2007

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Wednesday, 7 March 2007, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited

Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2006 $m	2005 $m
Interim dividend of 10.75 cents per ordinary share payable 2 April 2007 (2005: 9.75 cents per ordinary share paid 3 April 2006)	**217.9**	196.4
Amount of franking credits available for the subsequent year.	**269.0**	190.7
Dividends during the period were:		
Paid in cash	**190.0**	161.9
Satisfied by the issue of shares under the dividend reinvestment plan	**47.2**	53.4
Employee share plan loan repayment	**-**	-
	237.2	215.3

Amount per security of foreign sourced dividends is nil.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December 2006. The final dividend paid in the current and previous period were 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent period. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2006/2007 interim dividend under the DRP is Wednesday 7 March 2007.

Notes to the Financial Statements

Note 8 Contributed Equity

	Consolidated 2006 $m	2005 $m
Paid up capital		
ordinary fully paid shares	**3,669.3**	3,591.6
Movements in Share Capital		
Opening balance		
- ordinary fully paid shares	**3,616.8**	3,528.9
- employee shares of $1 paid to 1.67 cents	-	-
	3,616.8	3,528.9
783,149 (2005: 1,062,241) ordinary fully paid shares issued to employees @ $6.74 (2005: @ $5.59 per share)	**5.3**	5.9
Dividend reinvestment plan - 7,871,780 @ $6.00 (2005: 9,471,176 @ $5.64 per share)	**47.2**	53.4
On-market share buy-back 204,000 (2005: NIL)	**(1.3)**	-
Conversion of partly paid employee shares of 211,800 to fully paid ordinary shares	**1.3**	-
Options exercised over NIL (2005: 1,490,000) ordinary fully paid shares	-	3.4
Closing balance		
- ordinary fully paid shares	**3,669.3**	3,591.6
- employee shares of $1 paid to 1.67 cents	-	-
	3,669.3	3,591.6

	2006 shares m	2005 shares m
opening balance		
- ordinary fully paid shares	**2,018.8**	2,001.9
- partly paid employee shares	**1.0**	1.0
	2,019.8	2,002.9
Employee Share Plans		
783,149 (2005: 1,062,241) shares issued under Employee Share Plan	**0.8**	1.0
Dividend reinvestment plan		
- October 2006: 7,871,780 (October 2005: 9,471,176)	**7.8**	9.5
On-market share buy-back 204,000 (2005: NIL)	**(0.2)**	-
Options exercised over NIL (2005: 1,490,000) ordinary fully paid shares		1.5
Conversion of 211,800 partly paid employee shares to fully paid ordinary shares	-	-
Closing balance		
- ordinary fully paid shares	**2,027.4**	2,013.9
- partly paid employee shares	**0.8**	1.0
	2,028.2	2,014.9

Notes to the Financial Statements

Note 9 Retained Earnings

	2006 $m	2005 $m
Retained profits at the beginning of the year	**972.7**	218.6
Adjustment resulting from change in accounting policy	**(5.3)**	(13.4)
	967.4	205.2
Net profit	**553.5**	291.1
Actuarial gains/(losses) on defined benefit superannuation plans	**(1.3)**	4.0
Transfer from reserves	**10.5**	-
Total available for appropriation	**1,530.1**	500.3
Ordinary dividends final paid	**(237.2)**	(215.3)
Retained profits at the end of the year	**1,292.9**	285.0

Note 10 Investments accounted for using the equity method

	Reporting date	Ownership interest 2006 %	Ownership interest 2005 %
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd.	30 June	**-**	66.7
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

Fosters Europe Pty Ltd was sold in May 2006. Fosters Europe Pty Ltd held the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty Ltd was greater than 50 per cent, but due to the voting rights attached to the shares, the Group did not control this entity.

The Clubs and Services business holds a 44.4 percent interest in Alliance des Vins Fins and a 50 per cent interest in SARL Lovis. These investments have been disclosed as non current assets held for sale.

The carrying values of material investments are:

- Foster's USA LLC $25.7 million (2005: $27.7 million); and
- International Trade and Supply Limited $36.2 million (2005: $33.0 million)

Notes to Financial Statements

Note 11 Comparative Balance Sheet Information

Discontinued Operations

Comparative balance sheet information has been restated for disclosure of discontinued operations, as identified in Note 4 discontinued operations, as stated below

30 June 2006

	Previously at reported 30 June 2006	Discontinued operations	Restated 30 June 2006 Balance Sheet
	$m	$m	$m
Current assets			
Cash and cash equivalents	449.6		449.6
Receivables	961.0	(71.1)	889.9
Inventories	1,278.1	(108.1)	1,170.0
Non-current assets classified as held for sale	168.7	399.2	567.9
Derivative financial assets	3.7		3.7
Total current assets	2,861.1	220.0	3,081.1
Non-current assets			
Receivables	71.9	(1.2)	70.7
Inventories	481.1		481.1
Investments accounted for using the equity method	68.3	(3.6)	64.7
Property, plant and equipment	2,460.0	(116.8)	2,343.2
Agricultural assets	356.0	(1.9)	354.1
Intangible assets	3,668.2	(77.0)	3,591.2
Deferred tax assets	426.1	(19.5)	406.6
Derivative financial assets	46.4		46.4
Total non-current assets	7,578.0	(220.0)	7,358.0
Total assets	10,439.1	-	10,439.1
Current liabilities			
Payables	850.1	(56.0)	794.1
Borrowings	472.6		472.6
Tax liabilities	2.4	(1.1)	1.3
Liabilities directly associated with non-current assets held for sale	30.2	77.2	107.4
Provisions	213.2	(6.8)	206.4
Derivative financial liabilities	4.3		4.3
Total current liabilities	1,572.8	13.3	1,586.1
Non-current liabilities			
Payables	45.5	(0.2)	45.3
Borrowings	3,468.4		3,468.4
Deferred tax liabilities	801.2	(12.1)	789.1
Provisions	19.9	(1.0)	18.9
Derivative financial liabilities	49.6		49.6
Total non-current liabilities	4,384.6	(13.3)	4,371.3
Total liabilities	5,957.4		5,957.4
Net assets	4,481.7	-	4,481.7

Notes to the Financial Statements

Note 11 Comparative Balance Sheet Information (continued)

Southcorp acquisition accounts

Effective 12 May 2005 the Group obtained control of Southcorp Limited following an off market takeover offer. In June 2005 the Group initiated the compulsory acquisition of shares in Southcorp not acquired under the offer. The final offer price of $4.26 per share resulted in purchase consideration, including acquisition costs and net debt acquired of $3.7 billion.

Accounting standards require the fair value of the net assets acquired to be recognised and allow for up to 12 months for a business to finalise acquisition values. The Foster's financial result reported in February 2006 for the half year period ended 31 December 2005 accounts included the preliminary purchase price allocation of acquired Southcorp net assets resulting in goodwill of $1.5 billion. Acquisition accounts were finalised in June 2006 resulting in goodwill of $1.6 billion. The Group's 2005 comparative balance sheet in this financial report has been restated for acquisition accounting by the amendments stated below.

	Provisional acquisition Net assets reported December 2005 $m	Adjustments to provisional fair values $m	Final half year comparative acquisition net assets acquired $m
Current assets			
Cash and cash equivalents	21.7		21.7
Receivables	299.0	4.3	303.3
Inventories	541.0	(9.2)	531.8
Derivative financial assets	60.8		60.8
Total current assets	922.5	(4.9)	917.6
Non-current assets			
Receivables	8.1		8.1
Inventories	158.9		158.9
Property, plant and equipment	563.0	(69.7)	493.3
Agricultural assets	108.7		108.7
Intangible assets	2,264.4	73.2	2,337.6
Deferred tax assets	106.8	18.1	124.9
Derivative financial assets	6.9		6.9
Total non-current assets	3,216.8	21.6	3,238.4
Total assets	4,139.3	16.7	4,156.0
Current liabilities			
Payables	266.0	0.7	266.7
Borrowings			
Current tax liabilities	1.8	3.4	5.2
Current Provisions	100.0	1.1	101.1
Liabilities directly associated with non-current assets held for sale			
Derivative financial liabilities			
Total current liabilities	367.8	5.2	373.0
Non-current liabilities			
Payables	17.5	36.9	54.4
Borrowings	461.4	(3.0)	458.4
Deferred tax liabilities	83.7	(25.1)	58.6
Provisions	18.4	2.7	21.1
Derivative financial liabilies			
Total non-current liabilities	581.0	11.5	592.5
Total liabilities	948.8	16.7	965.5
Net assets acquired	3,190.5	-	3,190.5

Notes to the Financial Statements

Note 11 Comparative Balance Sheet Information (continued)

31 December 2005

	Previously as reported 31 December 2005 $m	Discontinued Operations $m	Southcorp Restatement $m	Restated 31 December 2005 Balance Sheet $m
Current assets				
Cash and cahs equivalents	509.0			509.0
Receivables	1,257.9	(109.7)	4.3	1,152.5
Inventories	1,227.9	(140.9)	(9.2)	1,077.8
Non-current assets classified as held for sale	138.2	548.4		686.6
Derivative financial assets	0.4			0.4
Total current assets	3,133.4	297.8	(4.9)	3,426.3
Non-current assets				
Receivables	64.8	(1.4)		63.4
Inventories	548.3			548.3
Investments accounted for using the equity method	66.2	(3.9)		62.3
Property, plant and equipment	2,491.7	(139.3)	(69.7)	2,282.7
Agricultural assets	371.0	(2.1)		368.9
Intangible assets	3,675.6	(142.5)	73.2	3,606.3
Deferred tax assets	397.4	(8.6)	18.1	406.9
Derivative financial assets	71.2			71.2
Total non-current assets	7,686.2	(297.8)	21.6	7,410.0
Total assets	10,819.6	-	16.7	10,836.3
Current liabilities				
Payables	920.2	(71.1)	0.7	849.8
Borrowings	612.3	-		612.3
Tax liabilities	35.4	(8.2)	3.4	30.6
Provisions	213.1	(9.9)	1.1	204.3
Liabilities directly associated with non-current assets held for sale	22.4	98.7		121.1
Derivative financial liability	-			-
Total current liabilities	1,803.4	9.5	5.2	1,818.1
Non-current liabilities				
Payables	74.6		36.9	111.5
Borrowings	4,348.7		(3.0)	4,345.7
Deferred tax liabilities	807.8	(9.5)	(25.1)	773.2
Provisions	28.5		2.7	31.2
Derivative financial liability	-			-
Total non-current liabilities	5,259.6	(9.5)	11.5	5,261.6
Total liabilities	7,063.0	-	16.7	7,079.7
Net assets	3,756.6	-	-	3,756.6

Notes to the Financial Statements

Note 12 Contingent Liabilities

	Consolidated 2006 $m	2005 $m
Contingent Liabilities		
- Other persons	**232.3**	211.9
- Executive service agreements	**11.6**	11.7
	243.9	223.6

The previous disclosure of a debt related financial guarantee of $150 million has been removed from contingent liabilities and is now disclosed in accordance with the requirements of AASB139 "Financial Instruments: recognition and measurements." Refer to Note 1, changes in accounting policies.

In May 2006 Foster's commenced a legal process to obtain certainty about the availability of Australian tax losses arising from deduction claims in respect of the funding of the Elders Finance Group (EFG) in the 1980's and 1990's. Foster's is potentially exposed to the possibility of assessments relating to the utilisation of tax losses associated with the funding of EFG. Potential assessments relate to the 1998 to 2004 income tax years and are estimated to total $237.0 million of primary tax. An additional unquantified amount of penalties and interest charges may also be due, subject to the discretions available to the Australian Commissioner of Taxation. These tax losses are the subject of an ongoing tax audit by the Australian Taxation Office and the Commissioner of Taxation is yet to determine whether any additional assessments will be raised. The Directors remain confident of the position adopted by the Group. Should the Australian Taxation Office issue assessments the Directors intend to vigorously defend the deduction claims.

Various other entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Note 13 Events subsequent to reporting date

The Group announced its intention to return up to $400 million to shareholders through an off-market share buy-back. As a result, the remaining balance of the $200 million on-market buy-back, as previously announced in August 2006, has been cancelled.

The directors declare that the financial statements and notes for the consolidated entity:

a. comply with Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other mandatory professional reporting requirements; and

b. give a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 20th day of February 2007.

Frank J. Swan
Chairman

Trevor L. O'Hoy
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Foster's Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Foster's Group Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of recognised income and expenses and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Foster's Group (the consolidated entity). The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Foster's Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Foster's Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Mill
Partner

Melbourne
20 February 2007

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Off-Market Buy-Back"

Released: 20 February 2007

Pages: 4
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

20 February 2007

FOSTER'S ANNOUNCES $400 MILLION OFF-MARKET SHARE BUY-BACK

Foster's Group Limited (Foster's) today announced its intention to return up to $400 million to shareholders through an off-market share buy-back.

"A combination of asset sale proceeds and confidence in our ongoing ability to generate strong operating cash flows has enabled Foster's to return funds to shareholders," said Foster's Chief Executive Officer, Trevor O'Hoy. "Our balance sheet is strong and, with increasing confidence in the timing of announced asset sales, we believe this is the right time to return funds."

"Factoring in the cash requirements of the proposed buy-back, we remain confident that we are on track to reduce net debt to less than $3 billion by June 2008 - one year earlier than we anticipated at the time we acquired Southcorp," Mr O'Hoy said.

Foster's intends to return a total of approximately $400 million of surplus capital through capital management initiatives in fiscal 2007. As a result, the remaining balance of the $200 million on-market share buy-back announced in August 2006 has been cancelled, effective immediately. As at 19 February, Foster's had purchased 204,000 shares under the on-market program at an average price of $6.40.

Participation in the buy-back is optional with tender applications closing at 7:00 pm, Melbourne time on Thursday 5 April 2007.

Foster's remains committed to achieving metrics consistent with a BBB+ (Standard & Poors) and Baa1 (Moody's) credit rating by the 2008 financial year.

Foster's has appointed ABN AMRO (financial), Corrs Chambers Westgarth (legal) and Shaddick & Spence (tax) as advisers to the buy-back.

Further information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: + 61 417 033 623

CONDUCT OF THE OFF-MARKET SHARE BUY-BACK

Under the proposed tender process, eligible shareholders may tender some or all of their shares at discounts of between 5% and 14% inclusive (at 1% intervals) to the market price[i] or as a final price tender. Shareholders who elect the final price tender will receive the buy-back price, which is the lowest price in the discount range that enables Foster's to buy back the intended number of shares. Only shares tendered at a discount greater than, or equal to, the final discount (or as a final price tender) will be purchased, subject to any scale-back requirements. All shareholders whose tenders are successful will receive the same buy-back price.

The buy-back is open to all eligible Foster's shareholders who are registered as at 2 March 2007 and participation is optional.[ii] No brokerage should be payable by shareholders who choose to participate in the buy-back.

For Australian tax purposes the buy-back price comprises a capital component and a fully franked deemed dividend component. The Australian Taxation Office has issued a draft ruling that shareholders who elect to participate in the buy-back will receive a capital component of $1.81[iii] per share, with the remainder of the buy-back price deemed to be a fully franked dividend. Eligible shareholders are advised to obtain their own financial, taxation and other professional advice on the implications of participating in the buy-back.

If the total number of shares tendered at or below the buy-back price (including final price tenders) is greater than the number of shares that Foster's determines to buy back, Foster's will scale back tenders.

While Foster's intends to buy back $400 million of shares, it retains absolute discretion to vary the size of the buy back including by choosing not to buy back any shares.

Shareholders who wish to tender all, or a substantial portion of, their shares into the buy-back may wish to consider withdrawing from the Foster's dividend reinvestment plan to avoid the possibility of being left with a small parcel of shares after the buy-back. A notice of withdrawal must be received by 5 pm AEST on 7 March 2007.

Any shares issued under Foster's dividend reinvestment plan in respect of the interim dividend payable on 2 April 2007, will not be eligible to participate in the buy-back.

IMPORTANT NOTICE

The buy-back is not available to US Persons[ii], Canadian residents or persons in the United States of America and is not being made and will not be made, directly or indirectly, in or into the United States or Canada. The buy-back documents, and any and all related materials, are not being and must not be sent or otherwise distributed in or into the United States or Canada. Any person receiving any documents relating to the buy-back (including custodians, trustees or nominees holding shares for US Persons or residents of Canada) must not distribute or send them or make them available to US Persons or residents of Canada. Any purported acceptance of the buy-back resulting directly or indirectly from a violation of these restrictions will be invalid.

BUY-BACK TIMETABLE

The timetable for the buy-back is outlined below. The full terms and conditions of the buy-back will be contained in the buy-back tender booklet, which will be posted to all shareholders along with a personalised tender form by 14 March 2007.

A copy of the booklet will also be available at www.fostersgroup.com from 26 February 2007.

Event	Date
Last day that shares can be acquired to be eligible for franking entitlement	23 February 2007
Foster's shares quoted ex-entitlement to participate in the buy-back: Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the buy-back	26 February 2007
Foster's shares quoted ex-entitlement to receive interim dividend	1 March 2007
Buy-Back Record Date: determination of eligible shareholders entitled to participate in the buy-back	2 March 2007
Interim Dividend Record Date: determination of eligible shareholders entitled to the interim dividend	7 March 2007
Mailing of buy-back booklet to shareholder completed	14 March 2007
Tender period opens	15 March 2007
Payment of interim dividend	2 April 2007
Tender period closes. Tenders must be received by the registry no later than 7.00pm AEST	5 April 2007
Announcement of the buy-back price and scale back (if any)	10 April 2007
Dispatch of cheques and direct crediting bank accounts for buy-back proceeds to participating shareholders completed	17 April 2007

Further information on the buy-back will be available on the Foster's website www.fostersgroup.com when released. A Foster's Buy-Back enquiry line will be available from 26 February 2007 on 1300 738 809 within Australia or +61 3 9415 4370 [iv] outside Australia.

---

[i] The Market Price is the volume weighted average price of Foster's ordinary shares on the ASX over the five trading days up to and including 5 April 2007

[ii] Any person who is in the United States or who is a "US Person" (as defined in the United States Securities Act of 1933) or resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. In addition, American Depositary Receipts representing Foster's shares and Restricted Employee Shares may not be tendered into the Buy-Back.

[iii] For Australian capital gains tax purposes, the capital proceeds of the shares will amount to $1.81 plus the excess of the Tax Value of each share over the Buy-back Price. The Tax Value is the hypothetical market value of each share at the time of the Buy-back, on the assumption that the Buy-back did not occur and had never been proposed to occur.

[iv] Shareholders calling from outside Australia should note that this is not a free call.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Half Year Results Presentation"

Released: 20 February 2007

Pages: 21
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

2007 Interim Results Presentation

20 February 2007


CASCADE
CARLTON DRAUGHT
MID
BERINGER
VB

Outlook Statement Disclaimer

Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

FOSTER'S GROUP

Trevor O'Hoy

Chief Executive Officer


CARLTON DRAUGHT
PURE
MID
VB

Operating Highlights

FOSTER'S

Top Line Growth

- Constant currency revenue growth 3.8%
- Constant currency wine revenue growth 5.3%
- Americas and EMEA performing well
- Australia multi-beverage route-to-market yet to deliver on expectations

Supply

- Beer, Cider and Spirits supply performing well
- Viticulture, winery operations and procurement in line with expectations
- Wine packaging and Australian wine export logistics behind

Debt Reduction/ Capital Management

- $320 million realised from divestments
- Wine Clubs and Services divestment likely fiscal 2007
- Kent planning approval

Unless otherwise indicated, throughout this presentation all numbers are continuing business before significant items.

Financial Highlights

FOSTER'S

Group Earnings	• Net profit[1] before significant items up 11.0% to $363 million • EPS[2] up 12.9% to 18.4 ¢ps • EBITS[3] margin up 120 basis point to 25.9%
Group Cash Flow	• Operating cash flow pre interest and tax down 13.9% to $465 million • Net debt down $414 million since June 2006.
Group Returns	• $400 million off-market buy-back • Interim dividend up 10.3% to 10.75 cents

1. Continuing and discontinued operations before significant items
2. Continuing and discontinued operations before significant items and SGARA
3. Continuing business earnings before interest, tax and SGARA

Unless otherwise indicated, throughout this presentation all numbers are continuing business before significant items.

FOSTER'S
GROUP

Pete Scott

Chief Financial Officer


CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
VB

Key Financials

FOSTER'S

Earnings	Net Sales Revenue	up	3.5%	$2,368m
	EBITS	up	8.4%	$613m
	EBIT	up	6.7%	$602m
	Net Profit[1]	up	11.0%	$363m
	EPS[1]	up	10.4%	18.0¢ps
	EPS[2]	up	12.9%	18.4¢ps
Cash Flow	Cash Conversion	down	16.6pts	68.1%
	Cash Flow after Dividends	down	115.8%	$(18)m
	Net Debt	reduced	$414m[3]	$3,085m

1. Continuing and discontinued operations before significant items
2. Continuing and discontinued operations before significant items and SGARA
3. Net Debt movement since 30 June 2006.

Unless otherwise indicated, throughout this presentation all numbers are continuing business before significant items

Net Profit Before Significant Items

FOSTER'S



Net Profit Before Significant Items
A$m
400
350
300
250
200
327.2
20.0
307.2
44.7
2.9
26.5
10.0
19.5
0.4
352.2
11.1
363.3
1H 06 Net Profit before significant items
Discontinued
H1 06 Continuing Net Profit before significant items
Regional EBITS
Corporate
Interest
SGARA (before tax)
Tax
Minorities
H1 07 Net Profit Continuing
Discontinued
H1 07 Net Profit before significant items

Foster's Group Top-Line Performance

FOSTER'S

Australia Non-Wine	Global Wine


■ Volume □ Revenue
% Growth
25
20
15
10
5
0
-5
-10
-15
-20
-25


■ Volume □ Revenue
% Growth
25
20
15
10
5
0
-5
-10
-15
-20
-25

- Strong growth in premium and mid-strength beer in Australia
- Strong growth in Crown and Corona
- Crown Gold innovation in mid-strength category
- Strong growth in Carlton Draught and Pure Blonde
- Light beer category continues to contract

- Wine volume up 3.1%, ex-Rosemount up 4.7%
- 5 global wine brands volume up 4.0%, constant currency revenue up 4.8%
- Beringer constant currency revenue up 4.6%
- Lindemans, Wolf Blass and Penfolds growth in Americans and EMEA
- Rosemount re-launch in UK and Australia

Foster's Group EBITS

FOSTER'S

Foster's Group – EBITS Growth


A$m
650
600
550
500
450
565.6
16.5
24.7
3.5
2.9
613.2
H1 06 EBITS Continuing
AAP EBITS
Americas EBITS
EMEA EBITS
Corporate
H1 07 EBITS Continuing

Australia, Asia and Pacific

FOSTER'S GROUP



68.4
66.8
Volume 9L cases m's)

Volume down 2.2%

- Beer volume down 1.1%, Australia beer volume down 0.8%.
- Wine volume down 10.5%, Australia wine volume down 9.3%
- Other alcoholic beverage down 3.1%



1,511
1,515
NSR ($m's)

Net sales revenue up 0.3%, constant currency up 0.5%

- Australia non-wine revenue up 3.2%, revenue per case up 4.2%
- Wine revenue down 4.7%, constant currency revenue per case up 7.0%
- Australia wine revenue per case up 4.1%



431
442
EBIT ($m's)
1H06 1H07

EBIT up 2.5%, constant currency up 2.7%

- EBITS up 3.8%, $9.6 million SGARA charge
- Australia EBITS up 5.7%, good growth in beer and cider
- Australia non-wine mix adjusted unit COGS up 3.2%
- Wine COGS impacted by Wolf Blass packaging centre
- A & P in line with the prior period, overheads below prior period

Americas

FOSTER'S GROUP



12.6
12.8
Volume (9L cases m's)

Volume up 1.8%, wine volume up 3.3%

- Wine momentum improved through the half
- Share gains in the $US6-8 and $US10+ price points
- Innovation contributed 1.5 points to wine volume growth
- Rosemount volume declined 23.2%, re-launch 2nd half



591
625
NSR ($m's)

Net sales revenue up 5.8%, wine constant currency revenue up 8.0%

- Wine constant currency revenue per case up 4.5%
- Positive mix benefit
- Selective price increases



123
143
EBIT ($m's)
1H06 1H07

EBIT up 16.6%, constant currency up 19.1%

- Constant currency EBITS up 23.0%
- Constant currency EBITS margin up 2.8 points
- Positive margin impact from mix and supply efficiency benefit realisation
- Partially offset by higher packaging costs
- A & P increased 7%
- $1.8 million SGARA charge

Europe, Middle East and Africa

FOSTER'S GROUP


4.2
5.4
Volume (9L cases m's)
187
228
NSR ($m's)
35
39
EBIT ($m's)
1H06 1H07

Volume up 27.6%, wine volume up 29.4%

- UK wine volume up 36%, Continental Europe wine volume up 21%
- Strengthening UK retailer relationships and promotional programs
- Rosemount re-launched in the UK, volumes up 10.9%
- Product innovation contributed 18.5 points to volume growth

Net sales revenue up 21.8%, wine constant currency revenue up 15.7%

- Wine constant currency revenue per case down 10.6%
- Strong growth in UK £3.99 and Nordic Bag-in-Box categories
- Competitive UK market pricing

EBIT up 9.9%, constant currency EBIT up 4.6%

- Constant currency EBITS up 4.3%
- Constant currency EBITS margin down 1.9 points
- Growth at lower price points to increase relevance with key retailers
- Modest 1 time distributor related costs

Cost of Goods Sold

FOSTER'S GROUP

Wolf Blass Packaging Centre	• Southcorp integration significantly increased complexity • Systems and process integration • Delay in achieving line efficiencies • Planned efficiencies expected within next 6-9 months
Australian Wine Export Logistics	• Difficulties in system and process integration • Complicated by Wolf Blass Packaging Centre issues • Planned efficiencies expected within next 6-9 months
Napa Bottling Centre	• Commissioning delayed 4 months • Performance of 1 bottling line below expectations • Planned efficiencies expected by end of FY07

Southcorp Integration

FOSTER'S

Complete
- Route-to-market (Australia refinement expected)
- Corporate overheads
- Production – viticulture, procurement and winery operations

In-Progress
- Wolf Blass Bottling Centre
- Australian wine export logistics

Synergy Expectation
- 2007 synergy realisation impacted by packaging and logistics inefficiencies
- Targeting $165 million synergy realisation in 2008

Foster's Wine Trade

FOSTER'S


20.5
21.1
Volume (9L cases m's)

Volume up 3.1%
- Strong growth in the Americas and EMEA, AAP volume below expectations
- 5 global brands volume up 4.0%, ex-Rosemount volume up 6.7%
- Rosemount volumes down 15.5%


1,147
1,203
NSR ($m's)

Net sales revenue up 4.9%, constant currency up 5.3%
- Constant currency revenue per case up 2.1%
- Positive mix and selective pricing in the Americas & AAP
- Negative mix and pricing pressure in EMEA


204
222
EBIT ($m's)
1H08 1H07

EBIT up 8.7%, constant currency up 9.5%
- Constant currency EBITS up 14.1%
- Constant currency EBITS margin up 1.5 points
- A&P investment approximately 8% of revenue
- COGS impacted by Australian wine export logistics and packaging
- SGARA charge $11.4 million

Cash Flow – Continuing Business

FOSTER'S

		H1 07 $m	H1 06 $m	Change %
Operating Cash Flow pre Interest & Tax	Reported OCFPIT[1]	457.5	579.9	(21.1)
	Add: Southcorp integration	14.3	(2.3)	>100
	Other significant items	26.5	2.5	>100
	Discontinued operations	(33.2)	(40.0)	20.5
	Dividends received	-	-	-
	Continuing business OCFPIT, before significant items	465.1	540.1	(13.9)
Cash Conversion	EBITDAS	683.4	637.9	7.1%
	OCFPIT	465.1	540.1	(13.9)%
	Cash Conversion	68.1	84.7	(16.6)pts

1. Includes significant items, discontinued businesses and dividends received.

Net Debt

FOSTER'S

Net Debt Movement



A$m
3,750
3,500
3,250
3,000
2,750
2,500
3,499.2
465.1
119.6
118.0
55.3
190.0
319.6
40.8
30.7
123.3
3,084.8
Cash Flow after Dividends
Down 116.8% to $(17.8) million
FY 06 Net Debt
OCFPIT
Net Interest
Tax
Net Capex
Dividends
Net Investing Cash Flow
Significant Items
Discontinued Business
Non-Cash Items
H1 07 Net Debt

Capital Structure

Gearing	Group Interest Cover



%
140
120
100
80
60
40
20
0
22
114
117
78
64
H1 05
FY 05
H1 06
FY 06
H1 07



x
16
14
12
10
8
6
4
2
0
14.2
7.3
4.6
4.8
6.1
H1 05
H2 05
H1 06
H2 06
H1 07

- Gearing reduced 14 points since June 2006
- Current intention to return approximately $400 million of surplus capital to shareholders
- $400 million off market buy-back, $200 million on market buy-back cancelled

- Net debt expected to be below $3 billion by fiscal 2008
- Commitment to metrics consistent with BBB+/Baa1 credit rating by fiscal 2008

FOSTER'S GROUP

Trevor O'Hoy

Chief Executive Officer



CASCADE
SALTRAM
CARLTON DRAUGHT
F
PURE BLONDE
MID
GABBIANO
BERINGER
VB
SEPPELT

2007 Objectives

FOSTER'S

Value Creation	• Multi-beverage brand portfolio weighted to growth categories and segments • Strong distribution capabilities
Focus	• Route-to-market refinement • Brand investment and new product development • Maintain momentum in supply • Capital efficiency and cash flow
Financial Objective	• Top line growth • Synergy efficiencies capture • Debt reduction and capital management

Australia Multi-Beverage Priorities

FOSTER'S

	Separate Businesses	Integration	Evolution
Sales Focus	Three Sales Teams ➡	4 Channels One Sales Team ➡	2 Channels Core Sales Team Specialist Wine Team Premium On-Premise Team
Service Platform	Three Platforms ➡	One Platform Vision ➡	One IT Platform / One Delivery Platform
Brand Portfolio	Three Portfolios ➡	One Portfolio ➡	Prioritisation
			Completed / In-progress

Americas Priorities

Route to Market

- Route to market integration completed in fiscal 2006
- 3 sales teams performing well
- Further sales capability investment

Portfolio

- Beringer innovation and investment - Beringer Third Century US$10-14
- Rosemount re-launch US$8-10
- Targeted innovation
  - Bohemian Highway (Californian lifestyle)
  - Pink (Sparkling)
  - Lindemans South Africa

EMEA Priorities

Route to Market

- Strengthening UK retailer relationships and promotional programs
- Investing in UK convenience and on-premise channels sales capability
- Distributor consolidation in the Nordics and Ireland

Portfolio

- Re-invigorating Lindemans and Rosemount
- Source country diversity
  - Beringer growth
  - Gabbiano and Lindemans Chile launch
- Targeted innovation
  - Pink (Sparkling)
  - Lindemans Winemakers Release
  - Bag-in-Box (Nordics)
  - Early Harvest

Supply Priorities

FOSTER'S GROUP

Beer Spirits Cider	• Australian logistics transformation • Some commodity price increases • RTD production
Wine Packaging and Logistics	• Napa Bottling Centre • Wolf Blass Packaging Centre • Australian wine export logistics
Grape Supply	• Australian 2007 vintage up to 40% below 2006 • Comfortable with current grape commitments • US industry in balance, 2006 vintage 16%[1] below 2005

1. Californian Department of Agriculture, Preliminary Grape Crush Report, February 2007

Financial KPI's

FOSTER'S GROUP

Group	10% pa normalised EPS growth	✓
	Returns @ premium to WACC	✓
	EBITDA cash flow conversion in excess of 90%	FY07 85-90%
	Gearing to target 65-75% range by FY08	✓
	Net debt to below $3b by FY09	✓
	Group EBIT margins exceeding 20%	✓
Wine Trade	Southcorp synergy realisation	✓
	Wine EBIT margins reach 25% by FY07	✓
	Wine returns to cost of capital by FY08	Some Risk

Outlook

FOSTER'S

Australia Asia Pacific	• Challenging wine environment • Competitive beer market, flat volume
Americas	• Strong market, particularly premium price points • Core brands and innovation drive growth
Europe Middle East Africa	• Competitive market • Core brands and innovation to drive growth

FOSTER'S
GROUP


CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
GABBIANO
BERINGER
VB

FOSTER'S
GROUP

Supplementary Information


CASCADE
CARLTON DRAUGHT
PURE BLONDE
VB
MID

Continuing Business Results

FOSTER'S GROUP

	H1 07 $m	H1 06 $m	H2 06 $m	FY06 $m
Volume (9L m's)	85.0	85.2	75.9	161.1
NSR	2,367.8	2,288.6	2,062.3	4,350.9
EBITDAS	683.4	637.9	578.8	1,216.7
EBITAS	616.6	568.2	510.2	1,078.5
EBITS	613.2	565.6	507.3	1,072.9
EBIT	601.8	564.2	501.5	1,065.7
Net Profit (pre-Significant items)	352.2	307.2	263.2	570.4

Continuing business before significant items

EPS Reconciliation

FOSTER'S

	H1 07 $m	EPS ¢'s	H1 06 $m	EPS ¢'s
Net profit after tax	553.5	27.4	291.1	14.5
Less: Significant items (after tax)[1]	190.2		(36.1)	
Net Profit after tax (before significant items)	363.3	18.0	327.2	16.3
Add: SGARA (after tax)	8.1		1.0	
Net profit after tax (before significant items and SGARA)	371.5	18.4	328.2	16.3
Less: Amortisation (after tax)	4.2		5.1	
Normalised net profit	375.7	18.6	333.3	16.6
Weighted Average Shares	2,023.0		2,007.9	

1. Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations.

31

Continuing Business Free Cash Flow pre Significant Items

FOSTER'S

		H1 07 $m	H1 06 $m
OCFPIT	EBITDAS	683.4	637.9
	Working Capital	(217.9)	(78.0)
	Other Items	(0.4)	(19.8)
	Continuing OCFPIT before significants	465.1	540.1
Net Operating Cash Flow	Net Interest Paid	(119.6)	(103.8)
	Tax Paid	(118.0)	(93.0)
	Dividends received	-	-
	Continuing Net Operating Cash Flows before significants	227.5	343.3
Free Cash Flow	Net Capex	(55.3)	(66.8)
	Dividends	(190.0)	(163.9)
	Free Cash Flows	(17.8)	112.6

32

Australia, Asia and Pacific

FOSTER'S GROUP

	H1 07 $m	H1 06 $m	H2 06 $m	FY06 $m
Beer Volume	56.6	57.3	50.3	107.6
Wine Volume	6.5	7.2	5.4	12.6
Other Alcoholic beverages	3.7	3.9	3.1	7.0
Total Volume[1][2]	66.8	68.4	58.8	127.2
NSR[2]	1,514.9	1,510.8	1,262.6	2,773.4
EBITS	451.8	435.3	381.6	816.9
EBIT	442.2	431.4	368.8	800.2

1. 9L cases (millions)
2. FY06 volume and revenue have been restated to align accounting treatment of non-alcohol and other revenue outside of Australia.

Americas

FOSTER'S GROUP

	H1 07 $m	H1 06 $m	H2 06 $m	FY06 $m
Beer Volume	2.9	3.0	3.0	6.0
Wine Volume	9.9	9.6	9.2	18.8
Total Volume[1]	12.8	12.6	12.2	24.8
NSR	625.2	590.9	604.4	1,195.3
EBITS	144.9	120.2	125.2	245.4
EBIT	143.1	122.7	132.6	255.3

1. 9L cases (millions)

Europe, Middle East and Africa

FOSTER'S GROUP

	H1 07 $m	H1 06 $m	H2 06 $m	FY06 $m
Beer Volume	0.7	0.6	0.9	1.5
Wine Volume	4.7	3.6	4.0	7.6
Total Volume[1]	5.4	4.2	4.9	9.1
NSR	227.7	186.9	195.3	382.2
EBITS	38.7	35.2	34.0	69.2
EBIT	38.7	35.2	33.7	68.9

1. 9L cases (millions)

Global Wine Trade

FOSTER'S GROUP

	H1 07 $m	H1 06 $m	H2 06 $m	FY06 $m
Total Volume[1]	21.1	20.5	18.6	39.1
NSR	1,202.6	1,146.6	1,089.9	2,236.5
EBITS	233.6	205.8	232.1	437.9
EBIT	222.2	204.4	226.3	430.7

1. 9L cases (millions)

Debt Summary

FOSTER'S

		H1 07 $m	FY 06 $m	H1 06 $m
Gross Debt	Gross Borrowings	3,448	3,973	4,917
	Debt Issuance Costs	(20)	(23)	(24)
	Fair Value Adjustment to fixed rate debt	36.0	(9)	68
	Borrowings per balance sheet	3,464	3,941	4,961
Net Debt	Cash	(344)	(450)	(509)
	Fair Value of fixed rate debt hedges	(36)	8	(68)
	Net Debt	3,085	3,499	4,384
Debt Portfolio	AUD (A$)	512	473	452
	USD (US$)	2,478	2,118	3,257
	GBP(GBP)	422	182	942
	Other (A$)	36	184	266
	% Fixed – Gross Borrowings	49%	44%	54%

Definitions

FOSTER'S

Exchange rate
Average exchange rates used for profit and loss purposes in the 6 months ended 31 December 2006 are: $A1 = $US 0.7660 (2006 $A1 = $US 0.7501), $A1 = GB£ 0.4037 (2006: $A1 = GB£ 0.4260). Period end exchange rates used for balance sheet items are: $A1 = $US 0.7911 (2006: $A1 = $US 0.7339), $A1 = GB£ 0.4029 (2006: $A1 = GB£ 0.4247).

Constant Currency
Assumes current and prior earnings of self-sustaining foreign operations are translated at the current year average rate. No adjustment has been made in relation to transactional currency exposures.

Continuing Business
Excludes Wine Clubs & Services, Asian brewing businesses and license income associated with the Foster's trademark in Europe which have been sold or identified for sale.

EBIT
Continuing business earnings before interest, tax and significant items.

EBITDAS
Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCF
Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions.

Continuing business OCFPIT
Continuing business OCF prior to interest and tax.

SGARA
Australian International accounting standard AASB141 "Agriculture".

FOSTER'S
GROUP


CASCADE
SALTRAM
CARLTON
DRAUGHT
PURE
BLONDE
MID
GABBIANO
Crown
BERINGER
VB

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3F – Final Share Buy-Back Notice"

Released: 20 February 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
FOSTER'S GROUP LIMITED	**49 007 620 886**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	204,000
3	Total consideration paid or payable for the shares	$1,304,938
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $6.45 date: 6-Dec-06 lowest price: $6.25 date: 30-Oct-06

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 February 2007
(Assistant Company Secretary)

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3C – Announcement of Buy-Back"

Released: 20 February 2007

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified by ASIC)
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	2,027,410,716
6	Whether shareholder approval is required for buy-back	No. An ASIC modification will be obtained pursuant to section 257D(4) of the Corporations Act 2001 (Cth)
7	Reason for buy-back	As part of the Company's capital management program.

+ See chapter for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	See ASX announcement dated 20 February 2007. Further information will be provided in a buy-back booklet to be lodged with ASX prior to its dispatch to shareholders.

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy back a targeted maximum of A$400 million worth of its shares. The final size of the off-market buy-back will depend on tenders lodged by shareholders and market conditions. In any event, the Company will buy back less than 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the Company.
20	Total number of shares proposed to be bought back if all offers are accepted	The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy back a targeted maximum of A$400 million worth of its shares. The final size of the off-market buy-back will depend on tenders lodged by shareholders and market conditions. In any event, the Company will buy back less than 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the Company.
21	Price to be offered for shares	The price will be determined by a tender process, as detailed in an ASX announcement dated 20 February 2007 and outlined in a buy-back booklet which will be mailed to eligible shareholders by 13 March 2007.

+ See chapter for defined terms.

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Friday 2 March 2007

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 February 2007
(Assistant Company Secretary)

Print name: Robert Dudfield

== == == == ==

+ See chapter for defined terms.

END